EXHIBIT 21.1


                         SUBSIDIARIES OF THE REGISTRANT


The registrant is the parent company of Dollar Tree Distribution, Inc., a distribution, warehousing and wholesale company, and Dollar Tree Management, Inc., a management services company, both of which are Virginia companies. The registrant is also the parent of Dollar Express, Inc., a Pennsylvania company. Certain other subsidiaries are not included because, when considered in the aggregate as a single subsidiary, they do not constitute a significant subsidiary as of December 31, 2001.